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www.dechert.com

DAVID CHO

david.cho@dechert.com
+852 3518 4797 Direct
+852 3518 4796 Fax

August 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:          OCI Resources LP

Amendment No. 2 to Registration Statement on Form S-1

Filed August 1, 2013

File No. 333-189838

Ladies and Gentlemen:

On behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), set forth below are the responses of the Partnership to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments exactly as set forth in the comment letter.  The Partnership’s response to each comment is set forth immediately below the text of the applicable comment.  Concurrently, the Partnership is filing Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR.  We will also provide to you under separate cover courtesy copies of Amendment No. 3, as filed and marked to show the changes from Amendment No. 2 to the Registration Statement filed on August 1, 2013.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

United States Securities and Exchange Commission
August 9, 2013

General

1.              Please reconcile the numbers on pages 18 and 19 of your roadshow materials with the data provided to us with regard to energy use, production per employee and safety statistics.

Response:

The Partnership is providing supplementally to the Staff a copy of a revised draft of the roadshow presentation, which has been conformed to the revisions made to the Registration Statement, and the corresponding support for the data provided in the roadshow presentation with regard to production per employee and safety statistics.  The Partnership respectfully submits that the numbers regarding energy use in the draft of the roadshow presentation that was previously provided to the Staff have been removed from the revised draft of the roadshow presentation and, accordingly, the Partnership is not providing to the Staff data with regard to such energy use.

General

2.              Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response:

As required by Rule 3-12 of Regulation S-X, the Partnership has updated the financial statements of OCI Wyoming Holding Co. and Subsidiary (Predecessor) included in Amendment No. 3 to include an unaudited balance sheet as of June 30, 2013 and unaudited statements of income and cash flows for the six months ended June 30, 2013 and for the corresponding period of the preceding fiscal year.  The Partnership has also updated the unaudited pro forma financial statements of the Partnership included in Amendment No. 3 to include a pro forma balance sheet as of June 30, 2013 and a pro forma statement of income for the six months ended June 30, 2013.

* * * * * * * * * *

United States Securities and Exchange Commission
August 9, 2013

If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho

David Cho

cc:        Joshua Davidson, Baker Botts L.L.P.

Hillary H. Holmes, Baker Botts L.L.P.

Thomas Friedmann, Dechert LLP

Suying Li

Angela Halac

Ken Schuler

Ruairi Regan

David Link